

Mail Stop 3561

June 27, 2008

Mr. Bradbury H. Anderson
Vice Chairman and CEO
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, MN 55423

> **Re:** **Best Buy Co., Inc.**
> **Form 10-K for the Fiscal Year Ended March 1, 2008**
> **Filed April 30, 2008**

Dear Mr. Anderson:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 1, 2008

Notes to Consolidated Financial Statements

Note 3. Investments, page 76

1.   We read in the first paragraph on page 77 that as a result of the persistent failed auctions, and the uncertainty of when these investments could be successfully liquidated at par, you reclassified all of your investments in auction-rate securities to non-current assets. Given your inability to liquidate these investments at par, it is unclear to us how you concluded in the second paragraph on page 77 that the

fair value of these securities approximated their par value at March 1, 2008.
Please explain to us how you determined you did not need to record either
unrealized holding losses for these investments at March 1, 2008 or other-than-
temporary impairments by responding to the below comments and providing us
with any additional information that you believe to be relevant:

- Explain in further detail the valuation techniques and assumptions used in
determining the fair value of your auction-rate securities. We note your
disclosure in the second paragraph on page 77, but we are requesting a more
detailed explanation, including an explanation of how the firms managing
your investments generate the quotes they provide to you (for example, are
these based on actual recent sales, non-firm commitments to buy, internal
models, etc.) and an explanation of the internal estimates used in your own
discounted cash flow models, including whether or not your valuations
assumed an illiquidity adjustment to reflect current market conditions. Also
tell us if you excluded the impact of reasonably available secondary market
transactions or completed auction prices on the basis that they were
considered "distress prices," either at March 1, 2008 or in subsequent periods.
Please disclose more detail related to your valuation techniques in future
filings.

- Since you state that fair value approximated par value, please quantify for us
any difference between the calculated fair value and the par value of your
portfolio. If there was no difference, please help us to understand why no
difference existed.

- You disclose on page 69 that "substantially all" of your auction-rate securities
are AAA/Aaa-rated and collateralized by student loans what are substantially
guaranteed by the U.S. government. You also disclose that you hold auction-
rate securities that are in the form of municipal revenue bonds, the "vast
majority" of which are AAA/Aaa-rated and insured by bond insurers. Please
quantify for us the meaning of "substantially all" and "vast majority." Please
also tell us the nature of the collateral, including credit quality, on your
remaining auction-rate securities. Also clarify if any of this information has
changed since your year end.

- You disclose on page 42 that you liquidated $20 million of auction-rate
securities at par value from March 1, 2008 through April 25, 2008. Please tell
us if you have liquidated other auction-rate securities since April 25, 2008. If
so, tell us the amount liquidated and the gains or losses recorded on those
sales.

- Please describe to us your experience with auctions subsequent to your year end. Specifically, quantify for us the par value of your auction-rate securities that have had at least one auction since your fiscal year end, and tell us the results of those auctions, separately discussing and quantifying those that failed and those that were successful. To the extent that any securities have had multiple auctions, some of which failed and some of which were successful, you should explain this in reasonable detail in your response.

- Disclose in future filings the key terms of your auction-rate securities, such as maturity dates, auction reset provisions, and interest rate provisions. Please also disclose the proceeds received from sales of auction-rate securities and the realized gains and losses on those sales as well as the number and dollar value of failed auctions. In your response, please provide this information for the historical periods presented.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief